UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    _________

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                       Geriatric & Medical Companies, Inc.
                                (Name of issuer)

                          Common Stock, $0.10 par value
                         (title of class of securities)

                                  373 748 10 2
                                 (CUSIP number)

                         Edward J. DeMarco, Jr., Esquire
                     Mesirov Gelman Jaffe Cramer & Jamieson
                               1735 Market Street
                             Philadelphia, PA 19103
                                 1-215-994-1102
            (Name, address and telephone number of persons authorized
                     to receive notices and communications)

                                  July 11, 1996
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing

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this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
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- ----------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP NO. 373 748 102                 |           13D         |PAGE 2 OF
- --------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
               Daniel Veloric
               SSN:      ###-##-####
- --------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
- --------------------------------------------------------------------------------
3     SEC Use Only

- --------------------------------------------------------------------------------
4     Source of Funds*
          PERSONAL FUNDS

- --------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items

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      2(d) or 2(e) |_|

- --------------------------------------------------------------------------------
6     Citizenship or Place of Organization
               USA

- --------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               (See Attachment A, Item 5)
Beneficially            --------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             (See Attachment A, Item 5)
   Person               --------------------------
    With          9     Sole Dispositive Power

                        (See Attachment A, Item 5)
                        --------------------------
                  10    Shared Dispositive Power

                        (See Attachment A, Item 5)
                        --------------------------

- --------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

          3,748,178 (See Attachment A, Item 5)
- --------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


- --------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

          24.29% (See Item 5.)
- --------------------------------------------------------------------------------
14    Type of Reporting Person*

          IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION


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                          ATTACHMENT A TO SCHEDULE 13D

ITEM 1. Security and Issuer.

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     The Reporting Person is the holder of Common Stock, $.10 par value ("Common
Stock") of Geriatric and Medical Companies, Inc. (the "Issuer"), 5601 Chestnut Street, Philadelphia, Pennsylvania 19139.


ITEM 2. Identity and Background.

     (a) Daniel Veloric

     (b) 5601 Chestnut Street, Philadelphia, Pennsylvania 19139.

     (c) Chairman of Board of Directors of the Issuer, 5601 Chestnut Street, Philadelphia, Pennsylvania 19139.

     (d) None

     (e) None

     (f) U.S.A.

ITEM 3. Source and Amount of Funds or Other Consideration.

     All shares of Common Stock of the Issuer were purchased with the personal funds of the Reporting Person.

ITEM 4. Purpose of the Transaction.

     The Reporting Person acquired the Common Stock of the Issuer for general investment purposes. The Reporting person has no plans or proposals which relate to ITEMS 4(b) through (i). The Reporting person has plans or proposals which relate to ITEM 4(a), as described further below.

     (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     On July 11, 1996, Geriatric & Medical Companies, Inc., a Delaware corporation (the "Company"), entered into an


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Agreement and Plan of Merger (the "Merger Agreement") with Genesis Health
Ventures, Inc., a Pennsylvania corporation ("Acquiror"), and G Acquisition Corporation, a Delaware corporation ("Newco").

     In connection with the execution of the Merger Agreement, Daniel Veloric ("Veloric"), the Chairman of the Board of Directors of the Company, and certain companies, of which Veloric is the beneficial owner, have reached certain understandings with Acquiror. The Special Committee of the Board of Directors of the Company and its independent legal counsel have been advised as to the character and terms of the understandings reached by Veloric and Acquiror.

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     In connection with the Merger, Holdings, Tomahawk Capital Holdings, Inc., and Veloric (collectively, the "Stockholder"), Acquiror and Newco entered into a Stockholder Option and Proxy Agreement dated as of July 11, 1996 (the "Agreement") pursuant to which Stockholder granted to Newco (i) an option (the "Stock Option") to purchase the shares of common stock of the Company owned by Stockholder (the "Shares") and (ii) an irrevocable proxy (the "Proxy") with respect to the Shares. The Stock Option entitles Acquiror to purchase the Shares owned by the Stockholder for a purchase price (the "Exercise Price") of $5.75 per Share. Stockholder owns 3,748,178 shares of Company Common Stock, representing approximately 24.2% of the issued and outstanding shares of Company Common Stock. Under the Agreement, the Stockholder agrees to vote (or cause to be voted) the Shares owned by it in any circumstance in which the vote or approval of the stockholders of the Company is sought (i) in favor of adoption and approval of the Merger Agreement and the Merger and the terms thereof and each of the other actions contemplated by the Merger Agreement and the Agreement; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of any Stockholder under the Agreement; and (iii) against any action, agreement or transaction that is intended or could reasonably be expected to facilitate a person other than Newco or its affiliates in acquiring control of the Company or any other action, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) that is intended, or could reasonably be expected to impede, interfere or be inconsistent with, delay, postpone, discourage or materially adversely affect the consummation of the Merger or the performance by the parties of their respective obligations under this Agreement. Under the Agreement, the Stockholder irrevocably granted to Newco and appointed Newco (with full power of substitution) its proxy to vote the Shares owned by the Stockholder in the manner described above. The proxy terminates on the earlier of the day following the Effective Time and the date which is one year following the termination of the Merger Agreement.


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ITEM 5. Interest in Securities of the Issuer.

     (a) The Reporting Person hereby reports beneficial ownership of 3,748,178 shares of Common Stock, such beneficial ownership having been previously reported on Form 13G. The shares of Common Stock held by the Reporting Person represents 24.29% of the outstanding Common Stock of the Issuer.

     The foregoing percentages assume that the Issuer has 15,429,600 shares of Common Stock outstanding.

          (b) The number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph
               (a) and the Response to ITEM 4(a) above.

          (c)  Other than described herein, the Reporting Person has effected no

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               transactions in shares of Common Stock of the Issuer during the past sixty days or within sixty days of the date of this Schedule 13D.

          (d)  See Response to ITEM 4(a) above.

          (e)  Not applicable.


ITEM 6. Contracts, Arrangements, Understands or Relationships with Respect to Securities of the Issuer.

     Not Applicable.

ITEM 7. Material to be Filed as Exhibits.

          EXHIBIT 99.A Agreement and Plan of Merger dated July 11, 1996, by and among Genesis Health Ventures, Inc., Geriatric & Medical Companies, Inc. and G Acquisition Corporation.

          EXHIBIT 99.B Stockholder Option and Proxy Agreement Dated as of July 11, 1996 between G Acquisition Corporation, Tomahawk


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Holdings, Inc., Tomahawk Capital Holdings, Inc.,
Daniel J. Veloric and Genesis Health Ventures, Inc.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Daniel Veloric
                                        ------------------
                                        DANIEL VELORIC

                                        August 15, 1996


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